Ballard Power Systems Inc.

News Release

Ballard Backup Power System Deployments Proceeding in Philippines, Post Typhoon Haiyan

For Immediate Release – May 7, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that installation of the Company’s fuel cell telecom backup power systems is proceeding in the Philippines, with 12 ElectraGen™-ME systems now deployed at key sites in metro Manila.

These systems are part of an initial 20-system order received in the third quarter of 2013 from AECi, Ballard’s channel partner in the Philippines, for deployment in the network of a major full service telecommunications company in that country.

Due to the severity of Typhoon Haiyan in November 2013, installation of these methanol-fuelled backup power systems was necessarily delayed. Typhoon Haiyan had a devastating impact throughout the Philippines, with 250 kilometer an hour (160 mile per hour) winds creating what President Benigno Aquino called “a national calamity”. This extreme weather event reinforced the need for reliable, extended duration backup power capability in order to maintain continuity of communications between emergency services personnel as well as the general public during crisis situations.

“Our methanol-fuelled systems continue to gain traction in South East Asia, and this new deployment in the Philippines is a further proof point,” said Steve Karaffa, Ballard’s Chief Commercial Officer. “Telecom operators are recognizing the inherent value of fuel cell backup power systems that deliver high network availability during extreme weather events or when the electric grid is simply not reliable.”

All 20 of the initial systems will be installed at rooftop locations in metro Manila. Rooftop installations are inherently challenging, however, fuel cell systems provide a number of advantages compared to traditional batteries and diesel generators, including cost effectiveness, quiet operation, light weight and reliable start-up and operation.

The liquid fuel used with the ElectraGen™-ME system is a mixture of methanol and water, branded HydroPlus™, which can be readily delivered to rooftop sites. A 225 liter fuel storage tank, together with the fuel processor which is integrated into the ElectraGen™-ME, enable up to 100 hours of continuous run time when grid power is unavailable.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding anticipated product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the

Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, investors@ballard.com; media@ballard.com